Nomad Royalty Company Ltd.

Condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 (unaudited)

(Expressed in United States dollars)

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	March 31, 2021	December 31, 2020
		$	$
Assets
Current assets
Cash		25,332	22,517
Amounts receivable		791	1,349
Gold prepay loan	3	6,131	6,920
Other assets		1,048	1,023
Total current assets		33,302	31,809
Non-current assets
Gold prepay loan	3	6,176	8,237
Royalty, stream and other interests	4	206,001	207,923
Deferred income taxes		42,166	42,059
Total non-current assets		254,343	258,219
Total assets		287,645	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities		3,527	4,391
Total current liabilities		3,527	4,391

Non-current liabilities
Deferred payment liability – host contract	5	9,204	9,046
Deferred payment liability – conversion option	5	2,619	3,013
Total non-current liabilities		11,823	12,059
Total liabilities		15,350	16,450
Equity
Common shares		254,988	254,210
Warrants		2,838	2,838
Contributed surplus		3,540	3,091
Retained earnings		10,929	13,439
Total equity		272,295	273,578
Total liabilities and equity		287,645	290,028
Subsequent events (Note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Approved on behalf of the Board
(signed) Vincent Metcalfe, Director	(signed) Jamie Porter, Director

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Three months ended
	Notes	March 31, 2021	March 31, 2020
		$	$
Revenue	8
Gold and silver sales		9,338	6,376
Other revenue		314	—
Total revenue		9,652	6,376
Cost of sales
Purchased cost of gold and silver		3,306	4,380
Depletion of royalty, stream and other interests	4	3,470	1,254
Total costs of sales		6,776	5,634
Gross profit		2,876	742
Other operating expenses (income)
General and administrative expenses		1,375	609
Share-based compensation	6	662	—
Change in fair value of gold prepay loan	3	1,118	(923)
Total other operating expenses (income)		3,155	(314)
Operating income (loss)		(279)	1,056
Other income (expenses)
Change in fair value of conversion option	5	394	—
Finance costs		(403)	—
Foreign exchange loss		(9)	—
Total other expenses		(18)	—
Income (loss) before income taxes		(297)	1,056
Income tax recovery		39	—
Net income (loss) and comprehensive income (loss)		(258)	1,056
Earnings per share	7
Basic and diluted		0.00	0.00
Weighted average number of common shares outstanding
Basic and diluted (in thousands)		566,144	327,718

Net income (loss) and comprehensive income (loss) are entirely attributable to the Company’s shareholders.
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Three months ended
	Notes	March 31, 2021	March 31, 2020
		$	$
Operating activities
Net income (loss) for the period		(258)	1,056
Adjustments for:
Cost of sales related to gold prepay loan		1,522	3,942
Depletion of royalty, stream and other interests	4	3,470	1,254
Share-based compensation	6	662	—
Change in fair value of gold prepay loan	3	1,118	(923)
Change in fair value of conversion option	5	(394)	—
Deferred income tax recovery		(107)	—
Finance costs		239	—
Interest received		210	310
Changes in other assets and liabilities
Amounts receivable		558	—
Other assets		(28)	300
Accounts payable and accrued liabilities		(672)	(375)
Cash provided by operating activities		6,320	5,564
Investing activities
Acquisition of gold prepay loan	3	—	(15,500)
Acquisition of royalty, stream and other interests	4	(1,192)	—
Cash used in investing activities		(1,192)	(15,500)
Financing activities
Share issue expenses		(8)	—
Financing fees		(85)	—
Dividends paid		(2,220)	—
Net parent investment		—	14,628
Net cash provided by (used in) financing activities		(2,313)	14,628
Net increase in cash		2,815	4,692
Cash at beginning of period		22,517	—
Cash at end of period		25,332	4,692
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	Number of common shares outstanding	Common shares	Warrants	Contributed surplus	Retained Earnings	Total
			$	$	$	$	$

Balance as at December 31, 2020		565,429,124	254,210	2,838	3,091	13,439	273,578
Net loss and comprehensive loss		—	—	—	—	(258)	(258)
Dividends declared		—	—	—	—	(2,252)	(2,252)
Issuance of shares – Acquisition of Blackwater Gold Royalty		791,856	669	—	—	—	669
Share-based compensation	6
- Share options		—	—	—	140	—	140
- Restricted share units		—	—	—	326	—	326
- Deferred share units		—	—	—	196	—	196
Share options exercised		10,400	9	—	(9)	—	—
Settlement of restricted share units in common shares		133,577	100	—	(204)	—	(104)

Balance as at March 31, 2021		566,364,957	254,988	2,838	3,540	10,929	272,295

Net parent investment
$

Balance as at December 31, 2019	75,880
Net income and comprehensive income	1,056
Net parent investment	14,628

Balance as at March 31, 2020	91,564
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad Royalty Company Ltd. (“Nomad” or the “Company”) was incorporated on February 20, 1961 in British Columbia, Canada. On December 20, 2019, the Company was continued from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act.
The head office, principal address and registered office of the Company are located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montréal, Quebec, H3B 0G4.
Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 14 royalty, stream and gold loan assets, of which 7 are on currently producing mines.
Note 2 - Basis of Presentation and Statement of Compliance
These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The condensed consolidated interim financial statements also include the condensed combined carve-out interim financial statements of the Orion Fund II Portfolio described below for all periods prior to the completion of the reverse takeover transaction on May 27, 2020 (the “RTO Transaction”).
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These condensed consolidated interim financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CAD $” refer to Canadian dollars.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020.
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The critical judgments and estimates applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 10, 2021.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first and second quarter of 2020, a number of mining projects in respect of which the Company holds royalty, stream or other interests, were suspended for operational restrictions or as governments declared a state of emergency or taken other actions, but most operations have restarted since then. As at March 31, 2021, the Company has not recorded any impairments directly attributable to the COVID-19 pandemic.
Note 3 - Gold Prepay Loan

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
	$	$
Opening balance	15,157	6,842

Increase in principal of gold prepay loan	—	15,500
Gold deliveries	(1,522)	(3,942)
Interest received	(210)	(171)
Change in fair value	(1,118)	923

Closing balance	12,307	19,152
Based on the gold delivery schedule, current and non-current portions of the gold prepay loan is as follows as at March 31, 2021:

March 31, 2021
$
Total	12,307
Less: current portion	(6,131)
Non-current portion	6,176
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold Mines Limited (“Premier Gold”) by Equinox Gold Corp. (“Equinox”), the Company amended its Mercedes and South Arturo silver stream as described in Note 4. Concurrently with the completion of the amendments, the Gold Prepay Loan was terminated.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 4 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at March 31, 2021:

	Costs			Accumulated depletion			Carrying amount
	Balance – January 1, 2021	Additions	Balance – March 31, 2021	Balance – January 1, 2021	Depletion	Balance – March 31, 2021	Balance – March 31, 2021
	$	$	$	$	$	$	$
Stream interests
Blyvoor Gold Stream	37,000	—	37,000	—	(2)	(2)	36,998
Woodlawn Silver Stream	19,000	—	19,000	(402)	—	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	—	20,086	(9,659)	(1,266)	(10,925)	9,161
Bonikro Gold Stream	35,011	—	35,011	(4,083)	(1,959)	(6,042)	28,969
Total – Stream interests	111,097	—	111,097	(14,144)	(3,227)	(17,371)	93,726

Royalty and other interests
RDM Gold Royalty	5,817	—	5,817	(699)	(139)	(838)	4,979
Gualcamayo Gold Royalty	39,634	—	39,634	—	—	—	39,634
Suruca Gold Royalty	12,512	—	12,512	—	—	—	12,512
Troilus Gold Royalty	8,575	—	8,575	—	—	—	8,575
Moss Gold Royalty	9,086	—	9,086	(139)	(104)	(243)	8,843
Robertson Gold Royalty	34,665	—	34,665	—	—	—	34,665
Blackwater Gold Royalty	1,519	1,548	3,067	—	—	—	3,067
Total – Royalty and other interests	111,808	1,548	113,356	(838)	(243)	(1,081)	112,275

	222,905	1,548	224,453	(14,982)	(3,470)	(18,452)	206,001

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Acquisition
On January 11, 2021, the Company completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project and satisfied the second and last tranche of the purchase price by issuing 791,856 common shares of the Company and by paying $876,000 in cash. The fair value of $669,000 for the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
Amendments to the Mercedes and South Arturo Silver Stream
On April 7, 2021, the Company amended its Mercedes and South Arturo silver stream in connection with the closing of the acquisition of Premier Gold by Equinox and the creation of a new company called i-80 Gold Corp. (“i-80 Gold”). The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico (the “Mercedes Gold and Silver Stream Agreement”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine (the “South Arturo Silver Stream Agreement”).
Mercedes Gold and Silver Stream Agreement
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan (Note 3) was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
South Arturo Silver Stream Agreement
The Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of the ounces of refined silver in attributable production from the exploration area. The terms of the South Arturo Silver Stream Agreement are similar to the previous stream agreement.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 5 – Deferred Payment Liability
The deferred payment of $10 million to Yamana Gold Inc. has a term of two years (subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of the Yamana Group, into Nomad’s common shares at a price of CAD $0.90 per common share (the “Deferred Payment”). Nomad may pay the Deferred Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the deferred cash payment.
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption options portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated interim balance sheets.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2021	9,046	3,013	12,059
Change in fair value of Conversion option	—	(394)	(394)
Finance costs (1)	232	—	232
Interest paid	(74)	—	(74)
Balance as at March 31, 2021	9,204	2,619	11,823
(1)Finance costs are calculated by applying the effective interest rate of 10.4% to the debt host.
From a liquidity perspective, the maximum amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million or $10.5 million if Nomad elects to pay the Deferred Payment in full at the end of year one, plus the 3% interest on the $10 million nominal amount. Subsequently to March 31, 2021, the Company elected not to pay the Deferred Payment at the end of year one.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 6 – Share-based Compensation
Share options
Set out below are summaries of share purchase options (“Options”) outstanding and exercisable under the Nomad Option Plan and the Guerrero Option Plan:

	Number of Options	Weighted average exercise price per share
		CAD $
Options outstanding as at January 1, 2021	10,683,100	0.84
Granted - Nomad Option Plan	951,830	1.09
Exercised - Guerrero Option Plan	18,715	0.20
Options outstanding as at March 31, 2021	11,616,215	0.86
Options exercisable as at March 31, 2021	8,177,165	0.71

A summary of the Company’s Options as of March 31, 2021 is as follows:

Exercise Price	Number of Options outstanding	Number of Options exercisable	Weighted Average Remaining Contractual Life (in years)
(CAD $)

0.20	2,406,285	2,406,285	3.3
0.90	5,000,000	5,000,000	3.4
1.09	951,830	770,880	4.9
1.12	552,100	—	4.7
1.23	2,523,300	—	4.2
1.50	182,700	—	4.3
	11,616,215	8,177,165	3.7
The weighted average fair value of Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

For the three months ended March 31, 2021

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CAD $)	$1.09
Expected dividend yield	1.8%
Expected volatility	40%
Risk-free interest rate	0.6%
Expected Option life, in years	5
Weighted average fair value per Option granted	$0.26

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Restricted and performance share units
Set out below are summaries of restricted share units (“RSUs”) granted under the Nomad Share Unit Plan:

	Number of RSUs	Weighted average intrinsic value at grant date
		CAD $
RSUs outstanding as at January 1, 2021	1,461,300	1.12
Granted	268,250	0.95
Settled	(268,250)	0.95
RSUs outstanding as at March 31, 2021	1,461,300	1.12
RSUs vested as at March 31, 2021	—	—
Deferred share units
Set out below are summaries of deferred share units (“DSUs”) granted under the Nomad DSU Plan:

	Number of DSUs	Weighted average intrinsic value at grant date
		CAD $
DSUs outstanding as at January 1, 2021 and March 31, 2021	673,800	1.32
DSUs vested as at March 31, 2021	—	—

For the three months ended March 31, 2021, the total share-based compensation related to Options, RSUs and DSUs amounted to $140,000, $326,000 and $196,000, respectively (2020 – nil) and is classified under Share-based compensation.
Note 7 – Net Income (Loss) per Share
Basic income (loss) per share is based on net income (loss) attributable to the common shareholders and is calculated based upon the weighted average number of common shares outstanding during the periods presented. For comparative purposes, the Company’s common shares issued to the parent under the RTO Transaction, have been assumed to be outstanding as of the beginning of each period presented prior to the RTO Transaction.
As a result of the net loss for the three months ended March 31, 2021, all potentially dilutive common shares are deemed to be antidilutive thus diluted net loss per share is equal to the basic net loss per share. No potentially dilutive common shares were outstanding for the three months ended March 31, 2020.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 8 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the three months ended March 31, 2021 and 2020, royalty and stream interest revenues were earned from the following jurisdictions:

	Revenue for the three months ended March 31, 2021
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	—	4,336	138	1,518	5,992	62%
South America	—	—	176	—	176	2%
Africa	3,484	—	—	—	3,484	36%
	3,484	4,336	314	1,518	9,652	100%

	Revenue for the three months ended March 31, 2020
	Silver Streams	Gold Prepay Loan	Total
	$	$	$	%

North America	2,058	3,962	6,020	94%
Australia	356	—	356	6%
	2,414	3,962	6,376	100%

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 9 - Fair Value Measurements
The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.
For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Level 3 instrument: Conversion option – deferred payment
The Deferred Payment is a compound financial instrument, comprising a debt host and a conversion and early redemption option portion
The Conversion Option embedded in the Deferred Payment described in Note 5 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. The fair value of the Conversion Option is estimated using a Monte-Carlo valuation model to simulate the Company’s future share price volatility.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at March 31, 2021 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Monte-Carlo	Volatility of share price	56%	Absolute value of 5% increase would result in an increase in fair value by $122.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 10 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:
Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, amounts receivables and accounts payable and accrued liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities as at March 31, 2021, a 5% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
In addition, the fair value of the Deferred Payment’s Conversion Option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $77,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
The Company’s exposure to interest rate risk fluctuation on the fair value of the Gold prepay loan and the Conversion option is not significant, as the interest rate was fixed at inception.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion Option on the Deferred Payment. As described in Note 5, the Monte-Carlo model provides with multiple scenarios for the Company’s common share price. A decrease (increase) of 5% in the Company’s common share price would decrease (increase) income before income taxes by $152,000. The Company is also exposed to changes in the price of gold on the Gold prepay loan. An increase of 5% in the spot gold prices would increase income before income taxes by $573,000 and, as a result of adjustment clauses, a decrease of 5% in the spot gold prices would increase income before income taxes by $637,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash, trade receivables and the gold prepay loan. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing its cash with Canadian recognized financial institutions and Canadian chartered banks.
In the case of the gold prepay loan, the impact of credit risk is factored in the discount rate used in the fair value calculation and the effect is not material.
(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and the amount available under the Facility. As at March 31, 2021, the Company had cash of $25,332,000 and working capital of $29,775,000. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at March 31, 2021. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended March 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

			As at March 31, 2021
	Carrying amount	Maturity	Estimated payment date
			Remainder of 2021	2022
Financial liabilities	$		$	$
Accounts payable and accrued liabilities	3,527	Within 90 days	3,527	—
Deferred Payment Liability – debt host	9,204	May 2022	—	10,000
Interest on Deferred Payment Liability	—	Up to May 2022	226	121
Deferred Payment Liability – Conversion option	2,619	Up to May 2022	—	—
	15,350		3,753	10,121
Note 11 - Subsequent events

Normal course issuer bid
On April 29, 2021, the Company commenced a normal course issuer bid program to purchase, for cancellation, up to 15,550,053 common shares in the capital of the Company in the twelve-month period ending April 28, 2022. The average daily trading volume of the Company's common shares on the TSX for the six calendar months preceding March 31, 2021 is 206,165 common shares. In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 51,541 common shares. The price per common share will be based on the market price of such common shares at the time of purchase in accordance with regulatory requirements.
Dividends
On May 10, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.